                                                                               .
                                                                               .
                                                                               .
                                                                   Exhibit 99.16

TRANSITION THERAPEUTICS INC.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

                                                                    MARCH 31,      JUNE 30,
                                                                       2007          2006
                                                                        $             $
                                                                   -----------   -----------
                                                                                   Revised
ASSETS
CURRENT
Cash and cash equivalents                                            5,286,668     4,074,582
Short-term investments [note 3]                                     34,872,765    10,930,855
Due from Elan Pharma International Limited [note 2]                  1,430,757            --
Receivables                                                            513,176       371,663
Investment tax credits receivable                                      709,840     1,176,066
Research inventory                                                   1,179,718       587,501
Prepaid expenses and deposits                                          353,809       469,956
Assets held for sale                                                        --       381,948
                                                                   -----------   -----------
TOTAL CURRENT ASSETS                                                44,346,733    17,992,571
Long-term research inventory                                         1,875,569     2,638,098
Deferred charges [note 14]                                             202,279            --
Capital assets, net                                                  1,235,143     1,596,643
Intangible assets [note 4]                                          16,112,492    21,900,712
                                                                   -----------   -----------
                                                                    63,772,216    44,128,024
                                                                   ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                             3,682,260     3,396,013
Current portion of long-term debt [note 7]                                  --       292,124
Current portion of deferred revenue and advances [notes 2 and 5]       131,244       657,541
Current portion of obligation under capital leases [note 11[b]]             --        18,390
                                                                   -----------   -----------
TOTAL CURRENT LIABILITIES                                            3,813,504     4,364,068
Deferred revenue and advances [notes 2 and 5]                        9,918,539     1,596,727
Obligation under capital leases [note 11[b]]                                --        30,401
Leasehold inducement                                                    94,314       102,888
Future tax liability [note 8]                                               --     2,729,422
                                                                   -----------   -----------
TOTAL LIABILITIES                                                   13,826,357     8,823,506
                                                                   -----------   -----------
Commitments [note 12]
Guarantees [note 13]
SHAREHOLDERS' EQUITY
Share capital
    Common shares                                                  123,762,578    99,563,853
    Contributed surplus                                              4,487,752     4,469,987
    Stock options                                                    1,169,634       774,858
Deficit                                                            (79,474,105)  (69,504,180)
                                                                   -----------   -----------
TOTAL SHAREHOLDERS' EQUITY                                          49,945,859    35,304,518
                                                                   -----------   -----------
                                                                    63,772,216    44,128,024
                                                                   ===========   ===========

See accompanying notes

On behalf of the Board:


/s/ Tony Cruz                           /s/ Christopher Henley
-------------------------------------   ----------------------------------------
Tony Cruz                               Christopher Henley
Director                                Director

TRANSITION THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

                                                 NINE-MONTH     Nine-month     THREE-MONTH    Three-month
                                                PERIOD ENDED   period ended   PERIOD ENDED   period ended
                                                  MARCH 31,      March 31,      MARCH 31,      March 31,
                                                    2007           2006           2007           2006
                                                      $              $              $              $
                                                ------------   ------------   ------------   ------------
REVENUES
Milestone revenue [note 5]                          552,650             --             --             --
Upfront and licensing fees [notes 2 and 5]           98,433         98,433         32,811         32,811
Management fees from ENI                                 --        239,930             --             --
                                                -----------    -----------     ----------     ----------
                                                    651,083        338,363         32,811         32,811
                                                -----------    -----------     ----------     ----------
EXPENSES
Research and development                          5,033,509      7,063,034      1,614,001      3,245,901
General and administrative                        3,293,459      2,264,199      1,212,103        817,455
Amortization                                      6,237,197      6,545,397        803,164      2,345,414
Foreign exchange loss (gain)                         22,013        (59,017)        13,530          5,239
Loss (gain) on disposal of capital assets and
   assets held for sale                              33,569          6,240         (8,045)           159
Write-down on short term investments                 51,000             --             --             --
                                                -----------    -----------     ----------     ----------
                                                 14,670,747     15,819,853      3,634,753      6,414,168
                                                -----------    -----------     ----------     ----------
Loss before the following                       (14,019,664)   (15,481,490)    (3,601,942)    (6,381,357)
Interest income, net                                920,317        281,630        464,653        101,154
Equity loss in affiliate                                 --       (477,723)            --       (132,040)
Gain (losses) of company transferred under
   contractual arrangement [note 6]                 400,000       (535,741)            --       (170,821)
                                                -----------    -----------     ----------     ----------
Loss before income taxes                        (12,699,347)   (16,213,324)    (3,137,289)    (6,583,064)
Recovery of future income taxes [note 8]          2,729,422         46,072             --         46,072
                                                -----------    -----------     ----------     ----------
NET LOSS FOR THE PERIOD                          (9,969,925)   (16,167,252)    (3,137,289)    (6,536,992)
                                                -----------    -----------     ----------     ----------
BASIC AND DILUTED NET LOSS PER
COMMON SHARE [note 9[b]]                        $     (0.06)   $     (0.13)    $    (0.02)    $    (0.05)
                                                ===========    ===========     ==========     ==========

See accompanying notes

TRANSITION THERAPEUTICS INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2007 AND YEAR ENDED JUNE 30, 2006 (Unaudited)

                                    Number of      Share     Contributed    Stock              Exchange     Total     Shareholders'
                                      Shares      Capital      Surplus     Options   Warrants   Rights     Deficit        Equity
                                   -----------  -----------  -----------  ---------  --------  --------  -----------  -------------
BALANCE, JULY 1, 2005              120,096,077   77,254,351   2,811,966     743,628   486,615   388,000  (46,486,090)   35,198,470
Share issued for purchased assets
   of Protana, net                   2,000,000    1,184,569          --          --        --        --           --     1,184,569
Issued pursuant to bought deal
   financing, net                   15,575,000    9,648,600          --          --        --        --           --     9,648,600
Issued on exercise of Exchange
   Rights                            1,239,600    1,009,437          --          --        --  (145,500)          --       863,937
Exchange Rights expired
   unexercised                              --           --     242,500          --        --  (242,500)          --            --
Expiry of share purchase warrants           --           --     486,615          --  (486,615)       --           --            --
Issued on acquisition of ENI, net   18,985,308   10,727,317          --          --        --        --           --    10,727,317
Issued to acquire patent
   portfolio                           414,492      286,000          --          --        --        --           --       286,000
Cancellation of shares issued to
   ENI                                (884,956)    (559,475)    559,475          --        --        --           --            --
Stock options exercised                 22,902       13,054          --      (5,038)       --        --           --         8,016
Stock options expired                       --           --     369,431    (369,431)       --        --           --            --
Stock-based compensation expense            --           --          --     405,699        --        --           --       405,699
Net loss for the year                       --           --          --          --        --        --  (23,018,090)  (23,018,090)
                                   -----------  -----------   ---------   ---------  --------  --------  -----------   -----------
BALANCE, JUNE 30, 2006 REVISED     157,448,423   99,563,853   4,469,987     774,858        --        --  (69,504,180)   35,304,518
                                   -----------  -----------   ---------   ---------  --------  --------  -----------   -----------
Stock options exercised
   [note 9[c][ii]]                     222,168      233,974          --     (87,770)       --        --           --       146,204
Stock options expired
   [note 9[c][iii]]                         --           --      17,765     (17,765)       --        --           --            --
Stock-based compensation expense            --           --          --     500,311        --        --           --       500,311
Issued pursuant to private
   placement, net [note 9[b][i]]    26,881,720   23,964,751          --          --        --        --           --    23,964,751
Net loss for the nine-month
   period ended March 31, 2007              --           --          --          --        --        --   (9,969,925)   (9,969,925)
                                   -----------  -----------   ---------   ---------  --------  --------  -----------   -----------
BALANCE, MARCH 31, 2007            184,552,311  123,762,578   4,487,752   1,169,634        --        --  (79,474,105)   49,945,859
                                   ===========  ===========   =========   =========  ========  ========  ===========   ===========

TRANSITION THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

                                                        NINE-MONTH     Nine-month     THREE-MONTH    Three-month
                                                       PERIOD ENDED   period ended   PERIOD ENDED   period ended
                                                         MARCH 31,      March 31,      MARCH 31,      March 31,
                                                           2007           2006           2007           2006
                                                             $              $              $              $
                                                       ------------   ------------   ------------   ------------
OPERATING ACTIVITIES
Net loss for the period                                 (9,969,925)   (16,167,252)    (3,137,289)    (6,536,992)
Add (deduct) items not involving cash:
   Amortization of:
      capital assets                                       236,006        289,788         79,244         27,998
      intangible assets                                  6,183,645      6,609,271        784,769      2,498,269
      leasehold inducement                                  (8,574)            --         (2,858)            --
   Leasehold inducement                                         --         77,166             --         25,722
   Write-off of research inventory                              --         15,422             --             --
      Recovery of future income taxes                   (2,729,422)       (46,072)            --        (46,072)
   Stock-based compensation expense                        500,311        236,664        156,698        120,141
   Equity loss in ENI                                           --        477,723             --        132,040
   (Gain) losses of company transferred under
      contractual arrangement                             (400,000)       535,741             --        170,821
   Loss (gain) on disposal of capital assets
      and assets held for resale                            51,248          6,240         (8,045)           159
   Write-down on short-term investments                     51,000             --             --             --
   Management fees from ENI                                     --       (239,930)            --             --
   Foreign exchange loss (gain)                              8,583        (12,873)            --         24,592
                                                       -----------     ----------    -----------    -----------
                                                        (6,077,128)    (8,218,112)    (2,127,481)    (3,583,322)
Net change in operating assets
   and liabilities [note 10]                             7,134,792        (73,646)      (154,506)       791,716
                                                       -----------     ----------    -----------    -----------
CASH PROVIDED BY (USED IN)
   OPERATING ACTIVITIES                                  1,057,664     (8,291,758)    (2,281,987)    (2,791,606)
                                                       -----------     ----------    -----------    -----------
INVESTING ACTIVITIES
Maturity of short-term investments                      10,810,855             --             --             --
Purchase of short-term investments                     (34,803,765)      (782,282)   (14,999,157)   (14,783,030)
Acquisition of Protana assets                                   --     (3,109,756)            --             --
Proceeds of assets held for resale                         259,261      2,113,755         24,038      2,113,755
Investment in ENI                                               --       (381,062)            --             --
Purchase of capital assets                                 (37,506)      (274,828)        (5,965)      (189,708)
Purchase of intangible assets                             (345,425)            --       (295,425)            --
Proceeds on disposal of capital assets                      60,754          3,573         28,099            140
Cash received under contractual
   arrangement [note 6]                                    400,000        475,000             --             --
Cash received on acquisition of ENI                             --      1,040,471             --      1,040,471
ENI acquisition costs                                           --       (246,964)            --       (246,964)
                                                       -----------     ----------    -----------    -----------
CASH PROVIDED BY (USED IN)
   INVESTING ACTIVITIES                                (23,655,826)    (1,162,093)   (15,248,410)   (12,065,336)
                                                       -----------     ----------    -----------    -----------
FINANCING ACTIVITIES
Proceeds from bought deal financing, net                        --      9,648,600             --      9,711,527
Repayment of long-term debt                               (300,707)    (2,284,517)            --     (2,041,844)
Repayment of obligation under capital leases                    --         (8,344)            --             --
Proceeds from issuance of common shares, net            24,110,955          8,016        129,669             --
                                                       -----------     ----------    -----------    -----------
CASH PROVIDED BY FINANCING ACTIVITIES                   23,810,248      7,363,755        129,669      7,669,683
                                                       -----------     ----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
   DURING

TRANSITION THERAPEUTICS INC.

   THE PERIOD                                            1,212,086     (2,090,096)   (17,400,728)    (7,187,259)
Cash and cash equivalents, beginning of period           4,074,582      6,598,221     22,687,396     11,695,384
                                                        ----------     ----------    -----------    -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                 5,286,668      4,508,125      5,286,668      4,508,125
                                                       ===========     ==========    ===========    ===========

See accompanying notes

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

March 31, 2007

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. [the "Company"] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company's lead technologies are focused on the treatment of Alzheimer's disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

Effective September 22, 2006, Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc. and 1255206 Ontario Inc. amalgamated with Waratah Pharmaceuticals Inc ["Waratah"]. As a result of the amalgamation, these consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc. and Waratah Pharmaceuticals Inc. These consolidated financial statements also include the results of Waratah's wholly-owned subsidiary, Waratah Pharmaceuticals Corporation, which, on March 6, 2007, the Board of Directors of the Company passed a resolution to dissolve.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the revised June 30, 2006 annual consolidated financial statements. These interim consolidated financial statements have been prepared using the same accounting principles used in the revised annual audited consolidated financial statements for the year ended June 30, 2006.

2. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited (Elan) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company's novel therapeutic agent, AZD-103, for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company will receive upfront payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of AZD-103, the Company will be eligible to receive milestone payments of up to US$185 million. Elan and the Company will share the costs and operating profits of AZD-103 if successfully developed and commercialized. Each party's cost share and ownership interest may vary throughout the term of the agreement dependent on certain elections that may be made during the development of AZD-103. Under the terms of the agreement the Company can elect to convert the co-development

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

March 31, 2007

collaboration to a licensing arrangement. If converted, the Company would no longer share in the development costs and operating profits but would receive reduced developmental and commercial milestones and royalties on worldwide aggregate net sales.

Under the terms of the agreement, AZD-103 inventory on hand as of August 4, 2006 and development costs incurred by the Company subsequent to that date will be reimbursed by Elan in accordance with their cost sharing percentage, corresponding to a receivable of $1,430,757 as of March 31, 2007.

During the three-month period ended December 31, 2006, the Company received the first upfront payment of $8,420,250 (US$7,500,000) from Elan which has been recorded as deferred revenue and advances and will be recognized as income on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated.

3. SHORT-TERM INVESTMENTS

As at March 31, 2007, short-term investments consist of guaranteed investment certificates with interest rates ranging from 4% to 5% and maturity dates ranging from April 9, 2007 to November 26, 2007.

4. INTANGIBLE ASSETS

Intangible assets consist of the following:

                                                                       MARCH 31, 2007
                                                           --------------------------------------
                                                                                           NET
                                                                         ACCUMULATED      BOOK
                                                              COST      AMORTIZATION      VALUE
                                                                $             $             $
                                                           ----------   ------------   ----------
Technology acquired on acquisition of Waratah
   Pharmaceuticals Inc. ("Waratah")                        39,799,917    39,799,917            --
Technology acquired from Biogenesys, Inc.                     137,000       137,000            --
Sub-licensing fees paid to General Hospital Corp ("GHC")      132,400        22,816       109,584
Prepaid royalties paid to GHC                                 295,425            --       295,425
Technology acquired from Protana                            3,459,633       980,232     2,479,401
Technology, products and patents
   acquired from ENI                                       14,244,423     2,008,330    12,236,093
Workforce acquired from Protana                               623,276       176,594       446,682
Patents acquired from Protana                                 329,685        93,411       236,274
Patent portfolio [note 11[a]]                                 386,000        76,967       309,033
                                                           ----------    ----------    ----------
                                                           59,407,759    43,295,267    16,112,492
                                                           ==========    ==========    ==========

     Intangible assets are recorded at cost and are being amortized on a straight line basis over 5 to 15 years.

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

March 31, 2007

                                                                    REVISED JUNE 30, 2006
                                                           --------------------------------------
                                                                                           NET
                                                                         ACCUMULATED      BOOK
                                                              COST      AMORTIZATION      VALUE
                                                               $             $              $
                                                           ----------   ------------   ----------
Technology acquired on acquisition of Waratah
   Pharmaceuticals Inc. ("Waratah")                        39,799,917    35,488,259     4,311,658
Technology acquired from Biogenesys, Inc.                     137,000       125,579        11,421
Sub-licensing fees paid to General Hospital Corp ("GHC")      132,400        16,192       116,208
Technology acquired from Protana                            3,459,633       461,287     2,998,346
Technology, products and patents
   acquired from ENI                                       14,244,423       874,179    13,370,244
Workforce acquired from Protana                               623,276        83,103       540,173
Patents acquired from Protana                                 329,685        43,956       285,729
Patent portfolio                                              286,000        19,067       266,933
                                                           ----------    ----------    ----------
                                                           59,012,334    37,111,622    21,900,712
                                                           ==========    ==========    ==========

The amortization to be taken on intangible assets by fiscal year is as follows:

                                                                           $
                                                                      ----------
2007 (balance of the year)                                               459,052
2008                                                                   1,822,147
2009                                                                   1,822,147
2010                                                                   1,822,147
2011                                                                   1,214,733
Thereafter                                                             8,972,266
                                                                      ----------
                                                                      16,112,492
                                                                      ==========

5. DEFERRED REVENUE AND ADVANCES

On July 17, 2006, the Company and Novo Nordisk amended the I.N.T.(TM) license agreement to restate the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T. (TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM). Novo Nordisk has in association with the execution of the amendment, paid the Company $552,650 [US$500,000] for the achievement of the first developmental milestone, which has been recognized as milestone revenue in the three-month period ended September 30, 2006. Additionally, the Company has received from Novo Nordisk $570,300 [US$500,000] in research and development funding in calendar 2006, of which the final payment of $279,050 [US$250,000] was received during the three-month period ended September 30, 2006.

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

March 31, 2007

The other financial terms of the amended agreement remain the same, where the Company will receive future E1-I.N.T.(TM) developmental milestone payments potentially totalling US$46 million plus commercial milestones and royalties on sales of E1-I.N.T.(TM) products.

The Company is currently advancing the clinical development of E1-I.N.T.(TM) for type I and type II diabetes. Upon the delivery of final data from the exploratory Phase IIa clinical trials, Novo Nordisk shall decide whether to finalize development and commercialization of E1-I.N.T.(TM). Following such a decision the Company will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.(TM) clinical development costs since August 2004.

To date, under the Licensing Agreement, the Company received $1,968,580 [US$1,500,000] in up-front payments that have been recorded as deferred revenue and are being recorded as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue of $32,811 was recognized during the three-month period ended March 31, 2007 [three-month period ended March 31, 2006 - $32,811] and $98,433 for the nine-month period ended March 31, 2007 [nine-month period ended March 31, 2006 - $98,433].

In addition, the Company has received $1,191,025 [US$1,000,000] from Novo Nordisk in research and development funding as of December 31, 2006. Under the terms of the initial agreement, $385,671 [US$317,130] was spent on a joint research project in fiscals 2005 and 2006. As a result of the July 17, 2006 amendment to the Agreement, the Company has applied the remaining $805,354 [US$682,870] against patent costs incurred prior to the date of amendment and research and development costs.

Effective September 13, 2006, the Company and the Juvenile Diabetes Research Foundation International ("JDRF") entered into an agreement in which the JDRF will provide funding to assist in the development of GLP1-I.N.T.(TM) over a two year period. The JDRF will contribute funding payments of up to US$4 million. During the three-month period ended December 31, 2006, the Company received a funding payment of $564,800 [US$500,000] of which $266,669 was applied against GLP1-I.N.T.(TM) development costs during the three-month period ended December 31, 2006 and the remaining advance of $298,131 was applied against GLP1-I.N.T.
(TM) development costs incurred in the three-month period ended March 31, 2007.

6. NET ASSETS TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction was not recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT did not transfer to the purchaser under the terms of the share purchase

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

March 31, 2007

agreement. Therefore, the Company classified the assets and liabilities of SCT as assets transferred under a contractual arrangement. Using the cost recovery method, the carrying value of the assets transferred under contractual arrangement have been reduced by [i] proceeds upon receipt, [ii] losses of SCT and [iii] amortization of the technology, resulting in a carrying value at June 30, 2006 of nil.

During the three month period ending September 30, 2006, the Company received the second anniversary payment of $400,000 in cash which has been recorded as a gain in the statement of loss. As of March 31, 2007, total payments received amount to $1,200,000.

7. LONG TERM DEBT

In conjunction with the Protana asset purchase, the Company entered into an Assignment and Assumption Agreement with Oxford Finance Corporation ("Oxford") and assumed the full amount of Protana's indebtedness to Oxford in the amount of US$2,543,372 as at November 1, 2005.

The full amount of the indebtedness was secured by certain assets purchased from Protana. The Company was authorized to sell these assets and the full proceeds from the sale was applied against the outstanding principal balance of the loan, in the form of a Disposition Payment. Disposition Payments are not subject to Prepayment Fees.

Changes in the loan balance from the date of acquisition are as follows:

                                                                          $
                                                                     -----------
Oxford loan payable, interest at 9.41%, payable in monthly
   blended payments of US$121,283, secured by specified
   equipment, payable in full on September 1, 2007                    3,001,433
Disposition Payments                                                 (1,682,646)
                                                                     ----------
Principal repayments                                                   (990,651)
Foreign exchange gain                                                   (36,012)
                                                                     ----------
BALANCE AS OF JUNE 30, 2006                                             292,124
   Disposition Payments                                                (124,101)
   Principal repayments                                                (176,606)
   Foreign exchange loss                                                  8,583
                                                                     ----------
BALANCE AS OF MARCH 31, 2007                                                 --
                                                                     ==========

8. RECOVERY OF FUTURE INCOME TAXES

On September 22, 2006, Ellipsis Neurotherapeutics Inc. ["ENI"], 1255205 Ontario Inc. and 1255206 Ontario Inc. amalgamated with Waratah Pharmaceuticals Inc. As a result of the amalgamation, the Company has adjusted the valuation allowance on future income tax assets and has recognized a future income tax asset to the extent of offsetting future income tax liabilities of the amalgamated entity, resulting in a future income tax recovery of $2,472,168. An additional future income tax recovery of $257,254 arose from changes in temporary differences during the

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

March 31, 2007

nine-month period ended March 31, 2007, for a total recovery of $2,729,422 [nine-month period ended March 31, 2006 - $46,072].

9. SHARE CAPITAL

[A]  AUTHORIZED

     At March 31, 2007, the authorized share capital of the Company consists of unlimited common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[B]  WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING DURING THE PERIOD

     [i] During the three-month period ended December 31, 2006, the Company completed a private placement financing issuing 26,881,720 common shares at a price of $0.93 per common share, raising gross proceeds of $25,000,000. The Company incurred total share issuance costs of $1,035,249 resulting in net cash proceeds of $23,964,751.

     [ii] The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the nine-month period ended March 31, 2007 is 170,788,481 [nine-month period ended March 31, 2006 - 127,629,670] and for the three-month period ended March 31, 2007 is 183,680,583 [three-month period ended March 31, 2006
          - 141,893,296].

          For the nine and three-month periods ended March 31, 2007, 719,174 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation [nine and three-month period ended March 31, 2006 - 719,174]. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

     [C]  STOCK OPTIONS

STOCK OPTIONS                                   #           $
-------------                               ---------   ---------
STOCK OPTIONS OUTSTANDING, JUNE 30, 2006    4,238,035     774,858
Stock options issued [i]                    2,590,000          --
Stock options exercised [ii]                 (222,168)    (87,770)
Stock options expired [iii]                  (964,489)    (17,765)
Stock based compensation expense                   --     500,311
                                            ---------   ---------
STOCK OPTIONS OUTSTANDING, MARCH 31, 2007   5,641,378   1,169,634
                                            =========   =========

     [i] The fair value of the 75,000 stock options granted during the three-month period ended March 31, 2007 is $107,250 [fair value of the 1,410,000 stock options granted during the three-month period ended March 31, 2006 was $662,700]. The fair value of the 2,590,000 stock options granted during the nine-month period ended March 31, 2007 is

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

March 31, 2007

          $1,183,900 [fair value of the 1,980,000 stock options granted during the nine-month period ended March 31, 2006 was $883,550].

     [ii] Stock options totaling 222,168 were exercised during the nine-month period ended March 31, 2007 [22,902 stock options exercised during the nine-month period ended March 31, 2006]. These stock options had a recorded value of $87,770 and resulted in cash proceeds to the Company of $146,204 [nine-month period ended March 31, 2006 - recorded value of $5,038 and resulted in cash proceeds of $8,016].

     [iii] The 964,489 stock options that expired during the nine-month period ended March 31, 2007 had a recorded value of $17,765 and this amount was reclassified to contributed surplus when they expired [1,986,260 stock options expired during the nine-month period ended March 31, 2006 with a recorded value of $367,499 that was reclassified to contributed surplus].

     [iv] The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at March 31, 2007 are $4,165,122 [June 30, 2006 - $3,744,775].

10. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

                                            NINE-MONTH     Nine-month     THREE-MONTH    Three-month
                                           PERIOD ENDED   period ended   PERIOD ENDED   period ended
                                             MARCH 31,      March 31,      MARCH 31,      March 31,
                                               2007           2006           2007           2006
                                                $              $              $               $
                                           ------------   ------------   ------------   ------------
Due from Elan Pharma
   International Limited                    (1,430,757)           --       (750,984)           --
Receivables                                   (141,513)      (31,613)      (207,160)      (92,070)
Investment tax credits receivable              466,226      (202,100)       542,382       (27,100)
Research inventory                             170,312       577,216       (667,404)      250,287
Prepaid expenses and other assets              116,147      (322,642)         1,947       220,822
Deposits                                            --         6,190             --          (539)
Accounts payable and accrued liabilities       158,862      (194,697)     1,359,715       181,878
Deferred revenue and advances                7,795,515        94,000       (433,002)      258,438
                                            ----------      --------      ---------       -------
                                             7,134,792       (73,646)      (154,506)      791,716
                                            ==========      ========      =========       =======

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                    2,312       110,065             --        60,719
Income tax paid                                     --            --             --            --
                                            ==========      ========      =========       =======

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

March 31, 2007

11. NON-CASH TRANSACTIONS

During the nine-month period ended March 31, 2007, the Company entered into the following non-cash activities:

     [a] On August 1, 2006, the Company signed an Assignment Agreement ("Agreement") for the exclusive rights to intellectual property relating to apparatus, devises and methods for screening of compound libraries using the Optimol drug discovery technology acquired from Protana in fiscal 2006. Under the terms of the Agreement, the Company paid $50,000 cash and granted laboratory equipment with a fair market value of $50,000 resulting in additions to the Company's patent portfolio totaling $100,000. The laboratory equipment had a net book value of $51,418 and the assignment resulted in the recognition of a loss of $1,418.

     [b] The Company terminated its obligation under capital lease and returned the office equipment to the lessor. The equipment had a cost of $99,934 and accumulated amortization of $43,425 resulting in a loss of $7,718.

12. COMMITMENTS

At March 31, 2007, the Company is committed to aggregate expenditures of $158,000 [June 30, 2006 - $198,000] under its collaboration agreements. In addition, at March 31, 2007, the Company is committed to aggregate expenditures of approximately $3,350,000 [June 30, 2006 - $3,440,000] for clinical and toxicity studies to be completed during fiscal 2007 and approximately $1,151,000 [June 30, 2006 - $202,000] for manufacturing agreements.

13. GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

14. SUBSEQUENT EVENT

On May 9, 2007 the Company completed a tender offer (the "Offer") for the outstanding shares of NeuroMedix, a central nervous system ("CNS") focused biotechnology company. NeuroMedix's lead compound, Minozac, has the key characteristics for a CNS drug as it is a small molecule that is orally bioavailable and crosses the blood-brain-barrier. Minozac has been shown to prevent neuronal dysfunction in animal models of Alzheimer's disease and traumatic brain injury.

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

March 31, 2007

As of the expiration of the Offer, a total of 29,850,000 NeuroMedix common shares were validly tendered and accepted for purchase, representing 94% of the outstanding shares of NeuroMedix. As the offer was accepted by holders of more than 90% of the common shares of NeuroMedix not held by Transition or its affiliates, Transition will exercise its right under the compulsory acquisition provisions of section 206 of the Canada Business Corporations Act to acquire the outstanding common shares of NeuroMedix not owned by Transition, by mailing a formal notice to all remaining NeuroMedix shareholders.

Following the completion of the compulsory acquisition, NeuroMedix will become a wholly-owned subsidiary of Transition. Transition will apply to have the NeuroMedix common shares delisted from the TSX Venture Exchange. Transition will also apply to have NeuroMedix cease to be a reporting issuer in Canada.

Consideration paid by Transition for 94% of the outstanding shares of NeuroMedix was in the form of Transition common shares. Under the Offer, NeuroMedix common shareholders received one common share of Transition for every 5.1429 NeuroMedix common shares tendered, resulting in the issuance of 5,804,118 Transition common shares, representing a deemed purchase price of approximately $9.3 million. As of March 31, 2007, the Company has incurred acquisition costs of $202,279 which have been included in deferred charges.

15. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from financial statements previously presented to conform to the presentation of the fiscal 2007 consolidated financial statements.